EXHIBIT 99.1

Golar LNG Limited - Announcement of filing of Form 20-F Annual Report

Golar LNG Limited announces that it has filed its Form 20-F for the year ended December 31, 2025, with the Securities and Exchange Commission in the U.S.

Form 20-F can be downloaded from the link below, is available on our website www.golarlng.com and shareholders may receive a hard copy free of charge upon request.

March 26, 2026
The Board of Directors
Hamilton, Bermuda

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

Attachment

  GLNG 2025 Annual Report Form 20-F (https://ml-eu.globenewswire.com/Resource/Download/de66a4bf-dbd6-4cbf-8c42-b1c3a1b591ea)